Ceva, Inc.

15245 Shady Grove Road, Suite 400

Rockville, Maryland 20850

August 13, 2024

VIA EDGAR

Mr. Uwem Bassey

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Ceva, Inc.

Registration Statement on Form S-3 (File No. 333-281323)

Dear Mr. Bassey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ceva, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-281323), to 4:30 p.m., Eastern Time, on August 16, 2024, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Alfredo Silva of Morrison & Foerster LLP at (415) 268-6213.

Very truly yours, Ceva, Inc.

By:	/s/ Yaniv Arieli
Name:	Yaniv Arieli
Title:	Chief Financial Officer